                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER


                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2008



                           PETROCHINA COMPANY LIMITED



                          16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F  X  Form 40-F
               ---           ---


     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes      No  X
         ---     ---


     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-       )
                                                 -------

         PetroChina Company Limited (the "Registrant") is furnishing under the cover of Form 6-K the Registrant's supplemental notice of annual general meeting to be held on May 15, 2008 with regard to the election of independent supervisor.

                                    SIGNATURE




     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this notice to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     PetroChina Company Limited



Dated: April 18, 2008                                By:    /s/ Li Huaiqi
                                                            ------------------
                                                     Name:  Li Huaiqi
                                                     Title: Company Secretary

                                 (COMPANY LOGO)

                              (CHINESE CHARACTERS)

                           PETROCHINA COMPANY LIMITED

  (a joint stock limited company incorporated in the People's Republic of China with limited liability)

                                (STOCK CODE: 857)

                  SUPPLEMENTAL NOTICE OF ANNUAL GENERAL MEETING

Reference is made to the notice of annual general meeting of PetroChina Company Limited (the "COMPANY") dated 28 March 2008 (the "AGM NOTICE") for the annual general meeting to be held on 15 May 2008 (the "AGM") which contains the resolutions to be considered before the AGM.

SUPPLEMENTAL NOTICE IS HEREBY GIVEN that Ms Jin Lianshu will not stand for the election of independent supervisor of the Company for personal reason. The board of directors of the Company (the "BOARD") has decided to cancel the original resolution numbered 9(f) set out in the AGM Notice, being "To consider and approve the election of Ms Jin Lianshu as independent supervisor of the Company".

According to the articles of association of the Company (the "ARTICLES OF ASSOCIATION"), when the Company convenes a shareholders' annual general meeting, shareholder(s) holding 5% or more of the total voting shares of the Company shall have the right to propose new motions in writing. China National Petroleum Corporation, a shareholder of the Company holding approximately 86.29% of the Company's issued share capital, has submitted its proposition to the Board on 15 April 2008 in relation to the motion regarding the re-nomination of Mr Li Yuan as a candidate of the election of independent supervisor of the Company. Pursuant to applicable laws, regulations and the Articles of Association, the Board has agreed to propose such interim motion at the AGM for shareholders' consideration and approval. As a result, the AGM which will be held, as originally scheduled, at Beijing Oriental Bay International Hotel, 26 Anwai Xibinhe Road, Dongcheng District, Beijing, the PRC at 9 a.m. on 15 May 2008, will consider and, if thought fit, pass the following resolution, in replacement and substitution of the original resolution numbered 9(f) set out in the AGM Notice.

                              ORDINARY RESOLUTION

    9.(f) "To consider and approve the election of Mr Li Yuan as independent supervisor of the Company."

Mr Li Yuan does not have any service contract with the Company. The supervisor's fee is fixed by the Board pursuant to the authority granted by the shareholders at the AGM by reference to the supervisor's duty, responsibilities and performance and the results of the group. The Company will make disclosure of the supervisors' emoluments for 2008 in its annual report for 2008 in accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "LISTING RULES").

The biographical details of Mr Li Yuan who will stand for election at the AGM as required under Rule 13.51(2) of the Listing Rules are set out below to enable the shareholders to make an informed decision on the election.

MR LI YUAN, aged 61, graduated from Renmin University of China and is a holder of bachelor's degree in Economics. Mr Li has worked as the Deputy Director General of the Foreign Affairs Department of the Ministry of Petroleum Industry of the PRC and concurrently the Deputy General Manager of China National Oil & Gas Exploration and Development Corporation, the Head of the Economy Group of the General Office of Central Committee of the Communist Party of China, the Director General of the Administration Reform Bureau of Political Policy Reform Research Office of Central Committee of the Communist Party of China, the Director General of the Distribution Policy Department of the State Economic Restructuring Committee, the Deputy Director General of the State Administration of Land, and the Deputy Minister of the Ministry of Land and

Resources and concurrently the Vice Supervisor General of State Land. Mr Li currently works as the Vice Chairman of the Committee of Population, Resources and Environment of the 11th Chinese People's Political Consultative Conference.

Mr Li Yuan does not hold any directorship in other public listed companies in Hong Kong in the past three years.

Save as disclosed above, Mr Li does not have any relationship with any other directors, supervisors, senior management or substantial shareholders or controlling shareholder of the Company. As at 17 April 2008, Mr Li does not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

In relation to the election of Mr Li Yuan as an independent supervisor of the Company, there is no other information to be disclosed pursuant to any of the requirements of the provisions under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Listing Rules nor are there any other matters that need to be brought to the attention of the shareholders.

Save as disclosed above, no change has been made as to information set out in the AGM Notice of the Company dated 28 March 2008 and resolution numbered 9(f) set out in this notice shall replace and supersede all references to resolution numbered 9(f) set out in the AGM Notice in whatever form.


                                                       By order of the Board
                                                  PETROCHINA            COMPANY
                                                  LIMITED LI HUAIQI
                                                       Company Secretary

17 April 2008

Beijing, the PRC

NOTES:

(1) A supplemental proxy form in respect of the ordinary resolution No. 9(f) mentioned above is enclosed with this notice.

(2) Shareholders are reminded to read the AGM Notice, include the notes for details in respect of other resolutions to be passed at the AGM, eligibility for attending the AGM, proxy, registration procedures, closure of register of members, procedures for demanding a poll to vote on resolutions and other relevant matters.

As at the date of this announcement, the Board comprises Mr Jiang Jiemin as the Chairman; Mr Duan Wende as the executive director; Mr Zheng Hu, Mr Zhou Jiping, Mr Wang Yilin, Mr Zeng Yukang, Mr Gong Huazhang and Mr Jiang Fan as non-executive directors; and Mr Chee-Chen Tung, Mr Liu Hongru and Mr Franco Bernabe as independent non-executive directors.

                                 (COMPANY LOGO)
                              (CHINESE CHARACTERS)

                           PETROCHINA COMPANY LIMITED
  (a joint stock limited company incorporated in the People's Republic of China with limited liability)
                               (STOCK CODE: 857)

                 SUPPLEMENTAL PROXY FORM FOR THE ANNUAL GENERAL
                  MEETING TO BE HELD ON THURSDAY, 15 MAY 20081


---------------------------------------------------------------------------------------------
Number of shares to which this Proxy
relates2
---------------------------------------------------------------------------------------------
Type of shares (A Shares or H Shares) to
which this Proxy relates2
---------------------------------------------------------------------------------------------

                                    I/We3 of

     (address as shown in the register of members) being shareholder(s) of
               PETROCHINA COMPANY LIMITED (the "Company") hereby
                   appoint the Chairman of the Meeting or4 of as my/our proxy to attend, act and vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held at Beijing Oriental Bay International Hotel, 26 Anwai Xibinhe Road, Dongcheng District, Beijing, the PRC on Thursday, 15 May 2008 at 9 a.m. and at any adjournment thereof as hereunder indicated in respect of the resolutions set out in the Notice of Annual General Meeting (including any supplemental notice), and, if no such indication is given, as my/our proxy thinks fit.

-------------------------------------------------------------------------------------------------------------------------
                                        RESOLUTION                                                 FO    AGAINS
                                                                                                   R5    T5
  -----------------------------------------------------------------------------------------------------------------------
9                                                                                                                 ABSTAI
   F                                                                                              ----   ------   N5
         To consider and approve the election of Mr Li Yuan as Independent Supervisor of the
         Company.
-------------------------------------------------------------------------------------------------------------------------

Date 2008         Signature(s)6

Notes:

1    IMPORTANT: YOU SHOULD FIRST REVIEW THE ANNUAL REPORT OF THE COMPANY FOR THE
YEAR 2007, WHICH IS EXPECTED TO BE DESPATCHED TO SHAREHOLDERS ON OR BEFORE 30 APRIL 2008, BEFORE APPOINTING THE PROXY. THE ANNUAL REPORT FOR THE YEAR 2007 WILL INCLUDE THE REPORT OF THE DIRECTORS FOR THE YEAR 2007, THE REPORT OF THE SUPERVISORY COMMITTEE FOR THE YEAR 2007 AND THE AUDITED FINANCIAL STATEMENTS OF THE COMPANY FOR THE YEAR 2007 FOR REVIEW BY THE SHAREHOLDERS.
2    Please insert the number of shares registered in your name(s) to which this form of proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s). Please also insert the type of Shares (A Shares or H Shares) to which this form of proxy relates.
3    Please insert the full name(s) (in Chinese or in English) and address(es)
(as shown in the register of members) in block letters.
4    If any proxy other than the Chairman of the Meeting is preferred, delete the words "the Chairman of the Meeting or" and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his stead. A proxy need not be a shareholder of the Company. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE DULY INITIALLED BY THE PERSON WHO SIGNS IT.
5    IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, PLEASE TICK IN THE BOX
MARKED "FOR". IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, PLEASE TICK IN THE BOX MARKED "AGAINST". If you wish to abstain from voting on any resolution, tick in the box marked: "ABSTAIN". Any abstain vote or waiver to vote shall be disregarded as voting rights for the purpose of calculating the result of that resolution. If you do not indicate how you wish your proxy to vote, your proxy will be entitled to exercise his discretion. Unless you have indicated otherwise in this form of proxy, your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than those referred to in the Notice convening the Meeting.
6    This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a legal person, must either be executed under seal or under the hand of a director or an attorney duly authorised to sign the same. If this form of proxy is signed by an attorney of the appointor, the power of attorney authorising that attorney to sign, or other document of authorisation, must be notarised.
7    Where there are joint holders of any shares, any one of such persons may vote at the Meeting, either personally or by proxy, in respect of such shares as if he were solely entitled thereto. However, if more than one of such joint holders is present at the Meeting, either personally or by proxy, then one of the said persons so present whose name stands first in the register of members in respect of such shares shall alone be entitled to vote in respect thereof.
8    To be valid, for holders of A Shares, this form of proxy, together with the notarised power of attorney or other document of authorisation (if any), must be delivered to the Secretariat of the Board of Directors of the Company at Room 1521, World Tower, 16 Andelu, Dongcheng District, Beijing, PRC (Postal code 100011) not less than 24 hours before the time appointed for the Meeting. In order to be valid, for holders of H shares, the above documents must be delivered to Hong Kong Registrars Limited, 46/F, Hopewell Centre, 183 Queen's Road East, Hong Kong within the same period.
9    This supplemental proxy form is intended to be used for resolution no. 9(F)
set out in the supplemental notice of the Annual General Meeting to be convened on 15 May 2008 and only serves as a supplement to the original form of proxy for the Annual General Meeting. For resolutions no. 1 to 14 (other than original resolution no. 9(F)), please use the proxy form despatched together with the circular dated 28 March 2008.